FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: March 1, 2005   By: /s/David Patterson/s/
                 David Patterson, CEO

Knight Resources Ltd.

Quarterly Financial Statements
For The Three Months Ended December 31, 2004
(Unaudited)

Notice to Reader

The accompanying unaudited financial statements of Knight Resources Ltd. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim financial statements as at and for the three months ended December 31, 2004.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Balance Sheets
(Unaudited)
(Canadian Dollars)

	December 31,	September 30,
	2004	2004
ASSETS

Current assets
Cash and cash equivalents	$ 747,614	$ 764,000
Short-term investments	296,539	294,711
Accounts receivable	24,156	16,371
Tax credits recoverable	3,041,389	2,843,026
Prepaid expenses	23,545	37,946

	4,133,243	3,956,054

Property, plant and equipment	21,880	22,070

	$ 4,155,123	$ 3,978,124

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 54,592	$ 1,388,398

Shareholders' equity
Share capital (note 4)	17,108,063	15,532,563
Subscription proceeds (note 7)	500,000	-
Contributed surplus	2,093,034	2,042,698
Deficit	(15,600,566)	(14,985,535)

	4,100,531	2,589,726

	$ 4,155,123	$ 3,978,124

Nature of operations and basis of presentation (note 1)
Commitment (note 3)
Contingency (note 3)
Subsequent events (note 7)

Approved by the Directors:

"Harvey Keats"

"Kerry Sparkes"

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Operations
(Unaudited)
(Canadian Dollars)

		Three months ended December 31,
	2004	2003
Revenue
Oil and gas sales	$ 9,770	$ 12,945

Production expenses
Royalties	2,022	3,220
Operating costs	2,815	3,986

	4,837	7,206

Net production revenue	4,933	5,739

Expenses
Exploration expenditures (schedule 1) (note 3)	273,083	733,765
General and administrative (schedule 2)	236,267	1,273,274
Promotion	76,475	81,047
Travel	34,139	30,076

	619,964	2,118,162

Loss for the period	$ (615,031)	$ (2,112,423)

Basic and diluted loss per share	$ (0.01)	$ (0.05)

Weighted average number of
common shares outstanding	50,881,706	40,027,477

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Deficit
(Unaudited)
(Canadian Dollars)

		Three months ended December 31,
	2004	2003

Deficit, beginning of period	$ (14,985,535)	$ (7,593,670)

Loss for the period	(615,031)	(2,112,423)

Deficit, end of period	$ (15,600,566)	$ (9,706,093)

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Cash Flows
(Unaudited)
(Canadian Dollars)

		Three months ended December 31,
	2004	2003
Cash Provided by (Used for):

Operating Activities
Loss for the period	$ (615,031)	$ (2,112,423)
Items not involving cash:
Amortization	1,646	761
Stock-based compensation expense	50,336	1,093,750
Accrued interest income	(1,828)	-
Changes in non-cash operating working capital:
Accounts receivable	(7,785)	(15,272)
Advances for exploration	-	883,835
Tax credits recoverable	(198,363)	(340,000)
Prepaid expenses	14,401	(2,753)
Accounts payable and accrued liabilities	(1,333,806)	133,615

	(2,090,430)	(358,487)

Financing Activities
Issuance of common shares	1,575,500	4,523,725
Subscription proceeds	500,000	-

	2,075,500	4,523,725

Investing Activities
Purchase of property, plant and equipment	(1,456)	(1,365)
Expenditures on oil and gas property	-	(35,000)

	(1,456)	(36,365)

Increase (decrease) in cash and cash equivalents	(16,386)	4,128,873

Cash and cash equivalents, beginning of period	764,000	715,030

Cash and cash equivalents, end of period	$ 747,614	$ 4,843,903

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Notes to the Financial Statements
December 31, 2004
(Unaudited)
(Canadian Dollars)

1.	Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral and oil and gas properties. As of the date of this report, the Company has not determined whether its properties contain reserves that are economically recoverable.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended December 31, 2004 are not necessarily indicative of the results that may be expected for the year ended September 30, 2005. The balance sheet at September 30, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2. Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended September 30, 2004. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended September 30, 2004.

3. Mineral Property

West Raglan Property

	December 31,	September 30,
Cumulative expenditures	2004	2004

Exploration expenditures	$ 9,098,571	$ 8,627,126
Refundable tax credits and mining duties	(3,732,374)	(3,534,012)

	$ 5,366,197	$ 5,093,114

On March 26, 2003, the Company entered into a formal option and joint venture agreement with Anglo American Exploration (Canada) Limited (‘Anglo American’), whereby the Company can earn a 49% participating joint venture interest in the 720 km2 West Raglan Project (‘the Project’) located in northern Quebec, Canada.

To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on or before December 31, 2006. The Company has agreed to spend $5 million in calendar 2005, which will result in the option being exercised during the 2005 program.

On April 21, 2004 Novawest Resources Inc. (‘Novawest’) of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 Anglo American filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

On November 12, 2004 the Company commenced litigation in the Supreme Court of British Columbia against Novawest and all the directors and officers of Novawest (the ‘Personal Defendants’). The lawsuit, Action No. SO46306 alleges that the Novawest Action was filed, at the behest of the Personal Defendants, with the purpose, among other things, of causing injury to the Company.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Notes to the Financial Statements
December 31, 2004
(Unaudited)
(Canadian Dollars)

3. Mineral Property (cont’d)

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

4. Share Capital

	Number	Value

Balance at September 30, 2004	48,411,706	$ 15,532,563
Exercise of agent's options	1,300,000	260,000
Exercise of warrants	4,370,000	672,500
Private placement	1,800,000	643,000

Balance at December 31, 2004	55,881,706	$ 17,108,063

On December 29, 2004, the Company issued 1,000,000 common shares to Anglo American via a non-brokered private placement at a price of $0.45 per share for proceeds of $450,000. Along with the shares, the Company issued Anglo American 1,000,000 non-transferable share purchase warrants entitling Anglo American to purchase one additional common share of the Company at a price of $0.45 expiring December 29, 2005.

On December 29, 2004, the Company issued 800,000 flow-through common shares via a non-brokered private placement at a price of $0.25 per share for proceeds of $200,000 less share issuance costs of $7,000. For income tax purposes, the subscription funds of $200,000 will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

5. Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the three months ended December 31, 2004, the Company re-priced 930,000 stock options with a compensation cost of $50,336. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 3.07%, a dividend yield of nil, an expected volatility of 88% and expected life of the stock options of one year.

6. Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the period:

	2005	2004

Directors fees	$ 6,000	$ -
Management fees	$ 44,690	$ 59,500
Rent	$ 7,500	$ -
Exploration expenditures - management fees	$ 41,160	$ -

KNIGHT RESOURCES LTD.
(An exploration stage company)
Notes to the Financial Statements
December 31, 2004
(Unaudited)
(Canadian Dollars)

7. Subsequent Events

a)
Subsequent to December 31, 2004, the Company issued 2,000,000 flow-through common shares via a non-brokered private placement at a price of $0.25 per share for proceeds of $500,000 less fees and costs of $36,200. For income tax purposes, the subscription funds of $500,000 will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

b)
Subsequent to December 31, 2004, the Company granted 840,000 incentive stock options to certain of its directors, officers and employees and granted 150,000 investor relation stock options to Vanguard Shareholder Solutions. All of the options are exercisable at a price of $0.25 per common share for a period of two years.

KNIGHT RESOURCES LTD.
(An exploration stage company)

Exploration Expenditures		Schedule 1
(Canadian Dollars)

		Three months ended December 31,
	2004	2003

Lagarde
Recovery of abandonment costs	$ -	$ (4,168)
Net proceeds on sale of wellhead and tubing	-	(8,250)

	-	(12,418)

West Raglan Property
Drilling	143,650	394,783
Geochemistry	12,494	37,906
Geology	117,937	274,956
Geophysics	60,211	260,022
Other	137,153	118,516

	471,445	1,086,183
Refundable tax credits	(166,736)	(275,000)
Mining duties refund	(31,626)	(65,000)

	273,083	746,183

	$ 273,083	$ 733,765

General and Administrative Expenses		Schedule 2
(Canadian Dollars)

		Three months ended December 31,
	2004	2003

Administrative fees	$ 27,000	$ 27,000
Amortization	1,646	761
Consulting fees	-	48,000
Directors fees	6,000	-
Filing fees	9,895	20,190
Legal fees	20,622	-
Management fees	44,690	59,500
Office and miscellaneous	52,672	17,074
Rent	7,500	6,000
Stock-based compensation expense (note 5)	50,336	1,093,750
Telephone and communications	16,322	6,450
Transfer agent	2,208	6,589
Less: interest income	(2,624)	(12,040)

	$ 236,267	$ 1,273,274

KNIGHT RESOURCES LTD.
Management’s Discussion and Analysis
Three Months Ended December 31, 2004

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Knight Resources Ltd. (“the Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended December 31, 2004 and related notes thereto. The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is February 28, 2005.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is an exploration company engaged in the acquisition and exploration of natural resource properties with potential for nickel, copper, cobalt, platinum and palladium deposits. The Company’s primary property is the West Raglan Project, located in the Province of Quebec, Canada. The Company also has an interest in a gas well near Fort St. John, British Columbia (the Fort St. John Project) and an interest in an oil and gas prospect in the Foothills Region of Alberta (the Maycroft Project). The Company is a reporting issuer in British Columbia and Alberta and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols KNP and KRL respectively.

Exploration Projects

West Raglan, Quebec

On March 26, 2003, the Company entered into a formal Option and Joint Venture Agreement with Anglo American Exploration (Canada) Ltd. ('Anglo American') whereby the Company can earn a 49% participating joint venture interest in the 720 square kilometre West Raglan Project located in the Cape Smith Belt in northern Quebec. To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on the property on or before December 31, 2006.

Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the West Raglan Project to 75% by arranging production financing for both parties.

Anglo American Exploration (Canada) Ltd. is a wholly owned subsidiary of Anglo American plc, of London, England.

The Company has funded exploration programs on the West Raglan Project in 2003 and 2004.

2005 Work Program - West Raglan

The Company and Anglo American have finalized a $5 million budget for the 2005 exploration program.

Mobilization of fuel and field supplies from Salluit, Quebec to the West Raglan Project camp is underway. Field work will begin in early March with a snowmobile based cesium vapour magnetometer geophysical survey. This high resolution magnetic survey has been selected to identify the subtle features of the type of sulphide lenses known to exist in the Raglan Formation. A detailed moving loop TEM geophysical survey will also be carried out. These surveys will focus on 10 to 12 target areas, along the 65 kilometre strike length of the Raglan Formation and the 65 kilometre strike length of the Povungnituk Group identified on the West Raglan Project.

Included in the target areas are the Greater Frontier Area, the focus of drilling in 2003 and 2004, and the Nanuk, Terrace and Boomerang areas where regional prospecting during 2004 resulted in the discovery of sulphide mineralization in ultramafic rocks on surface and in locally derived boulders.

The majority of the 2005 program will consist of diamond drilling. The diamond drill program, which is scheduled to begin in the first week of July, will have two primary components:

1)	to follow up on high grade drill intercepts from the 2003 and 2004 programs and un-sourced boulder trains in the Greater Frontier Area; and

2)	to follow up on new targets generated by the winter ground geophysics program in the Raglan Formation and the Povungnituk Group.

The 2005 program is being carried out by West Raglan Project operator Anglo American.

Fort St. John, B.C.

The Company has a 15% working interest in a gas well in Fort St. John, B.C. The well produced approximately 9 million cubic feet of gas during the three months ended December 31, 2004, for net production income to the Company of $4,933.

Results of Operations

The Company reported a loss of $615,031 (2003 - $2,112,423) and a loss per share of $0.01 (2003 - $0.05) for the three months ended December 31, 2004. The Company’s 2004 loss has decreased significantly compared to 2003 primarily due to lower exploration expenditures on the West Raglan Project and lower stock-based compensation expense.

The Company expended $614,738 less on the West Raglan Project during the three months ended December 31, 2004 compared to 2003 because the bulk of the 2004 exploration program was completed prior to October 1, 2004.

The Company incurred $1,043,414 less in stock-based compensation during the three months ended December 31, 2004 compared to 2003 because the Company did not grant any new stock options during the first quarter of fiscal 2005 whereas the Company granted 2,825,000 stock options during the first quarter of fiscal 2004. Although the Company re-priced 930,000 stock options during the first quarter of fiscal 2005, the incremental stock-based compensation cost amounted to only $50,336.

Management billed the Company a total of $85,850 (2003 - $59,500) for management services for the three months ended December 31, 2004. Of these amounts, $41,160 (2003 - $nil) was charged to exploration for technical geological services incurred on the West Raglan Project. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The total fees increased slightly as the Company’s business and projects required slightly more management time.

The Company utilized the services of Institutional Market Communications Inc. to provide European public relations on a month to month basis at a cost of $5,000 per month. The Company has also engaged the services of Vanguard Shareholder Solutions Inc. to provide North American public relations on a month to month basis at a cost of $8,000 per month. The Company attended investment conferences in Toronto, New Orleans, San Francisco and Quebec City during the three months ended December 31, 2004.

Office and miscellaneous costs increased primarily due to $23,750 of directors and officers liability insurance purchased in calendar 2004.

Legal fees have increased primarily due to the litigation initiated by Novawest Resources Inc. against Anglo American and the litigation initiated by the Company against Novawest Resources Inc. Additional details regarding the litigation is provided in note 3 of the financial statements.

The Company paid an arms-length private company $27,000 (2003 - $27,000) for accounting, secretarial and general administrative services and paid the same company $nil (2003 - $6,000) for rent of office space.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position improved by $1,510,995 over the three months ended December 31, 2004. Working capital improved due to $2,075,500 of equity financing the Company raised during the three months ended December 31, 2004. Most of the funds raised were used to pay down accounts payable and accrued liabilities relating primarily to the 2004 program. The balance of funds will be used for 2005 exploration and operating costs.

The Company’s funds from equity financing were derived as follows: 1) a non-brokered private placement with Anglo American for net proceeds of $450,000 by issuing 1,000,000 units at a price of $0.45 per unit; 2) a non-brokered private placement for net proceeds of $193,000 by issuing 800,000 flow-through common shares at a price of $0.25 per share; 3) issued 1,300,000 common shares pursuant to the exercise of agent’s options for proceeds of $260,000; and 4) issued 4,370,000 common shares pursuant to the exercise of warrants for proceeds of $672,500.

Subsequent to December 31, 2004, the Company issued 2,000,000 flow-through common shares for net proceeds of $463,800 pursuant to a non-brokered private placement.

The Company currently does not have any revenue producing assets and therefore will be dependent on additional equity financing in order to continue operations and to finance exploration on the West Raglan Project.

To exercise the West Raglan Project option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on or before December 31, 2006. The Company has agreed to fund its share of a $5 million exploration program in calendar 2005. As at December 31, 2004, the Company has incurred approximately $9,100,000 in expenditures and accordingly, after the Company spends a further $2,700,000, the Company will have earned its 49% interest in the West Raglan Project at which time the company will only be responsible for 49% of on-going exploration costs. Therefore, the Company’s net cost of the $5 million program will be approximately $3,800,000. The Company intends to fund these costs primarily through funds on hand and tax credits recoverable from the Quebec Government.

As a part of the Company’s option earn-in agreement with Anglo American, Anglo American is required to fund 20% of the initial $11.8 million in exploration through equity financings in the Company. Based on exploration work carried out to date and funding previously provided by Anglo American, Anglo American is required to provide additional equity financing to the Company in the amount of approximately $552,000.

Selected Annual Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements. All dollar amounts are in Canadian dollars.

Years Ended September 30	2004	2003	2002

Financial Results
Interest income	$ 65,452	$ 11,002	$ 243
Net Loss	$ 7,391,865	$ 1,597,424	$ 774,707
Basic and diluted loss per share	$ (0.16)	$ (0.08)	$ (0.09)

Financial Position
Working capital (deficit)	$ 2,567,656	$ 2,433,657	$ (553,032)
Total assets	$ 3,978,124	$ 3,006,284	$ 358,596
Share capital	$ 15,532,563	$ 10,431,488	$ 5,790,863
Contributed surplus	$ 2,042,698	$ 62,000	$ -
Deficit	$ 14,985,535	$ 7,593,670	$ 5,996,246

The Company’s net loss has increased over the three year period due to the Company’s increased exploration activity. The Company has incurred significant exploration expenditures on its West Raglan Project during 2004 and 2003 and as a consequence the Company has spent more on general and administrative costs in order to manage and promote this project. Also, new accounting rules for measuring stock option compensation came into effect in 2004 which has resulted in charging the fair value of stock options to operations with a corresponding credit to shareholders’ equity. Interest income increased considerably in 2004 and 2003 as the Company raised approximately $9,700,000 in equity financing during these years. These funds were invested in short term interest bearing investments.

Selected Quarterly Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter Ended	31-Dec-04	30-Sep-04	30-Jun-04	31-Mar-04	31-Dec-03	30-Sep-03	30-Jun-03	31-Mar-03

Interest income	$ 2,624	$ 5,877	$ 23,721	$ 23,814	$ 12,040	$ 4,976	$ 5,956	$ 56

Net loss	$ 615,031	$ 3,998,441	$ 608,083	$ 672,918	$ 2,112,423	$ 1,184,814	$ 412,610	$ 60,062

Basic and diluted
loss per share	$ (0.01)	$ (0.09)	$ (0.01)	$ (0.01)	$ (0.05)	$ (0.05)	$ (0.02)	$ (0.01)
The quarterly loss for September 2004 and 2003 was significantly more than prior periods due to large exploration expenditures incurred during the summer months of July, August and September. The quarterly loss for December 2003 was much higher than in previous quarters as a result of new accounting rules for measuring stock option compensation coming into effect in 2004 and resulted in charging the fair value of stock options to operations. The Company granted 2,825,000 during this period. Interest income has generally increased every quarter due to proceeds of equity financings being invested in short term interest bearing investments.

Related Party Transactions

All of the Company’s transactions with related parties are disclosed in note 6 of the financial statements. The Company paid the CEO $32,800 (2003 - $36,000), the President $26,650 (2003 - $16,000) and the exploration manager $26,400 (2003 - $7,500).

Outstanding Share Data

As at February 28, 2005, the Company had the following securities issued and outstanding:

Common shares57,881,706
Stock options5,785,000
Share purchase warrants18,301,769

Directors and Officers

David Patterson Director and CEO
Harvey Keats Director and President
Kerry Sparkes Director
John Maher Director
Laurie Sadler Director
Erin Walmesley Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended September 30, 2004 and 2003 and the Company’s Information Circular dated December 14, 2004. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.knightresources.ca.